

Arthur Gutch · 2nd in

 Opyrus

Chief Executive Officer at Opyrus

Sudbury, Massachusetts, United States · 500+ connections ·

Contact info

Experience



Chief Executive Officer
Opyrus
Feb 2017 – Present · 3 yrs 11 mos
Greater Boston Area

Chief Executive Officer and previously Chief Marketing Officer since originating and executing a successful merger and re-branding of FastPencil. Prior to the merger created a number of strategic business partnerships with leading brands in the media sector. Opyrus is a SaaS self-betterment platform that helps people tap their power to write, become an author and change their life.



Managing Director, Merchant Banking
TerraNova Capital
Sep 2002 – Present · 18 yrs 4 mos
Greater Boston Area

Recruited by boutique investment bank to bring strategy development, operational skills and sector experience to a developing merchant banking group (www.terracap.com). As an independent deal originator, responsible for banking and advisory activities including identifying unique market and company opportunities and taking on leadership roles such as CEO or other C-level posi ...see more



Chief Executive Officer
Infinity Publishers Group, Inc.
Jul 2009 – Feb 2017 · 7 yrs 8 mos

Founded in 1997, Infinity Publishing's industry leading, author-originated book publishing model puts authors in control of the publishing process to carry out their vision for their print, eBook or audio book. As CEO of Infinity Publishers Group, Inc., formed holding company, developed acquisition growth strategy to enter the print-on-demand (POD) self-publishing market. ...see more



Managing Director, Mergers & Acquisitions
Chapman Associates,
Aug 2011 – Sep 2014 · 3 yrs 2 mos
Waltham, MA

Chapman is one of the oldest middle-market M&A firms in the country. Having closed over 2,300 transactions since 1954. We opened the New England office to better service the needs of buyers and sellers in the region. We focus on companies with $5-$150 million in enterprise value. Those smaller on a case by case basis. My industry focus includes Information Technology, Mar ...see more

Chief Marketing Officer
Swiss Consulting Group
2000 – 2002 · 2 yrs
Boston

International consulting firm focused on global leadership and strategic consulting services. Led corporate strategy and business development initiatives. Through a collaborative effort with the CEO and a globally distributed team, developed a sustainable "network-based" operating model. Clients included Fortune companies and leaders of SMB enterprises. Secured global busi ...see more

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Skills & endorsements

Start-ups · 26

 Endorsed by **Dermot O'Grady**, who is highly skilled at this

Mergers & Acquisitions · 24

 Endorsed by **Hal Eason and 2 others** who are highly skilled at this

Investment Banking · 19

Lisa Gutch and 18 connections have given endorsements for this skill

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